EXHIBIT 99.1

Evaxion Announces Business Update and First Quarter 2023 Financial Results

  Full read-out of the Phase 1/2a trial of EVX-02 in 10 patients with completely resected melanoma was presented at AACR in April 2023, meeting primary endpoints and demonstrating relapse-free survival in all EVX-02 completers
  Recent R&D Day highlighted Evaxion´s proprietary genetic adjuvant technology enhancing efficacy of DNA and mRNA vaccines
  Announcement of novel AI-platform for identification of a new source of therapeutic targets, ERVs (endogenous retroviruses), potentially enabling treatment of patients that are currently considered unresponsive to cancer immunotherapy
  Full read-out of the Phase 1/2a trial of EVX-01 in 12 patients with metastatic melanoma will be presented at the American Society for Clinical Oncology (ASCO) Meeting in June 2023
  Cash and cash equivalents of $10.2 million at March 2023 sufficient to fund operations into early December 2023

COPENHAGEN, Denmark, May 31, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, announced today its first quarter 2023 financial results and provided a business update.

“Evaxion continues to make significant progress towards our mission of advancing AI-powered immunotherapies to save lives,” said Per Norlén, Chief Executive Officer of Evaxion. “Data, reported at AACR 2023 and to be presented at ASCO 2023, show that in our trials in melanoma with EVX-02 and EVX-01, respectively, patients experienced promising clinical responses, with good overall tolerability. These data provide important validation for Evaxion’s AI-driven approach to personalized cancer vaccines and underscore our enthusiasm for our next-generation vaccine candidate, EVX-03, slated to begin clinical trials by the end of this year.”

“We have also announced important advances in our proprietary AI-technology, including the new platform ObsERV™, which enables Evaxion to identify new patient-specific tumor targets, called ERVs, based on ancient viral remnants in our genome. It has the potential to further enhance the efficacy of our personalized cancer vaccine EVX-03, as well as broadening immunotherapy to patients that are currently unresponsive to such treatments” said Per, concluding, “We believe that the promising clinical data from our first-generation programs and the exciting technology advancement with our genetic adjuvant technology, position Evaxion at the forefront of the recent resurgence in interest for nucleic acid-based vaccines.”

Anticipated milestones

  June 2023 - Full readout of EVX-01 Phase 1/2a trial at ASCO
  Q3 2023 - CTA filing for EVX-03*
  Q4 2023 – Interim results of EVX-01 Phase 2 trial in melanoma
  Q4 2023 – Initiate enrollment of EVX-03 Phase 1 trial*

*Subject to additional funding in the range of $ 5-10 million

Promising clinical data presented for EVX-01 and EVX-02

Clinical readout for the Phase 1/2a trial of EVX-02 was presented at AACR in April. All 10 patients with late stage melanoma who completed EVX-02 treatment demonstrated robust and treatment-specific immune responses and were relapse-free at their last assessment.

EVX-01 will be presented at ASCO on June 3. The overall outcome of the trial was made public on May 25 with positive clinical responses in 8 out of 12 patients receiving EVX-01 in combination with a checkpoint inhibitor. The trial also met primary endpoints for tolerability and safety, with only mild AEs being related to EVX-01.

R&D Day Highlights Preclinical Data on genetic adjuvant technology

On May 25, Evaxion hosted a series of talks from its scientists and collaborators, sharing preclinical data on its proprietary genetic adjuvant technology developed to enhance the effectiveness of DNA and mRNA vaccines. The genetic adjuvant carries the code for CCL19, a molecule known to attract immune cells, notably antigen presenting cells, and can be encoded into either DNA or mRNA vaccines to boost the immune response. The technology boosts both B cell and T cell immune responses, making it applicable to a wide range of vaccines, both for cancer and for infectious disease.

Next-generation cancer immunotherapy based on ERVs

On March 23, Evaxion announced that it has developed a new proprietary AI platform technology, ObsERV™, identifying a new source of targets for personalized cancer therapy. ObsERV™ makes it possible to identify patient-specific virus targets, so-called ERVs (endogenous retroviruses), selectively expressed in cancer. Evaxion has demonstrated that ERVs are strongly associated with the overall survival of cancer patients, and notably of patients with cold tumors that are normally unresponsive to immunotherapy. Evaxion anticipates filing a clinical trial application (CTA) with the European Medicines Agency in Q3 2023 for its next-generation DNA-based cancer immunotherapy utilizing the OBsERV technology and intends to begin a Phase 1 trial in Q4 2023 in patients with solid tumors, subject to additional funding being obtained.

First Quarter of 2023 Financial Results

  Cash position: As of March 31, 2023, cash and cash equivalents were $10.2 million as compared to $13.2 as of December 31, 2022. Operating spending for the first quarter of 2023 was offset by the proceeds from issue of shares and exercise of warrants. We expect that our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditure requirements into early December 2023.
  Research and Development expenses were $3.9 million for the quarter ended March 31, 2023 as compared to $4.8 million for the quarter ended March 31, 2022. The decrease was primarily due to a decrease in external costs offset by an increase in employee-related costs as a result of higher headcount.
  General and Administrative expenses were $2.5 million for the quarter ended March 31, 2023 as compared to $1.6 million for the quarter ended March 31, 2022. The increase was primarily due to an increase in external costs for planning of equity financing.
  Net loss was $6.2 million for the quarter ended March 31, 2023 or ($0.24) per basic and diluted share as compared to a net loss of $5.8 million, or ($0.25) per basic and diluted share for the quarter ended March 31, 2022.

About Evaxion
Evaxion Biotech A/S is a clinical-stage, pioneering company, advancing AI-powered immunotherapies. Evaxion’s proprietary and scalable AI technologies decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of candidates, including three clinical-stage, personalized cancer immunotherapies. The Company is located in Hørsholm, Denmark and listed on the Nasdaq New York stock exchange. For more information, please visit www.evaxion-biotech.com.

Source: Evaxion Biotech

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Evaxion Biotech A/S

Consolidated Statements of Financial Position Data (Unaudited)

(USD in thousands)

	Mar 31, 2023	Dec 31, 2022
Cash and cash equivalents	$10,240	$13,184
Total assets	20,488	22,025
Total liabilities	13,913	13,722
Share capital	4,217	3,886
Other reserves	81,080	77,076
Accumulated deficit	(78,722)	(72,659)
Total equity	6,575	8,303
Total liabilities and equity	20,488	22,025

Evaxion Biotech A/S

Consolidated Statements of Comprehensive Loss Data (Unaudited)

(USD in thousands, except per share data)

	Three months Ended Mar 31,
	2023	2022
Research and development expenses	$3,852	$4,804
General and administrative expenses	2,542	1,595
Operation loss	(6,394)	(6,399)
Finance income	285	519
Finance expenses	(326)	(158)
Net loss before tax	(6,435)	(6,038)
Income tax benefit	194	247
Not loss for the period	$(6,241)	$(5,791)
Net loss attributable to equity holders of Evaxion Biotech A/S	$(6,241)	$(5,791)
Loss per share - basic and diluted	$(0.24)	$(0.25)
Number of shares used for calculation (basic and diluted)	25,783,847	23,203,808

As mentioned 31. December 2022 the financial statement had been prepared using the going concern assumption. Based on the Company’s current cash position, with a cash runway until early December 2023, there is a need for further funding, to mitigate the Company’s ability to continue as a going concern.

For more information
Evaxion Biotech A/S
Per Norlén
Chief Executive Officer
pno@evaxion-biotech.com
+45 53 53 49